March 27, 2006
Mr. Kevin Vaughn
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549
Via facsimile to 202-772-9218. Additionally filed as correspondence via EDGAR

Re:	Oakley Inc. File No. 001-13848. Form 10-K for the year ended December 31, 2004 and related filings

Dear Mr. Vaughn,
I would like to thank you and Mr. Tom Dyer for taking the time to discuss Oakley’s 2004 10-K disclosures in our conference call on March 23rd. On that conference call we were joined by Mr. Steve Pizzula, the engagement partner from our independent accountants, Deloitte & Touche.
During our conference call we confirmed that Oakley intends to file a Form 10-K/A for the year ended December 31, 2004 before March 31, 2006. The Company also intends to file a Form 10-K for the year ended December 31, 2005 before March 31, 2006. The Company intends to file amended Forms 10-Q for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005 prior to May 8, 2006.
During our conference call we discussed the Company’s accounting for markdown allowances. The Company includes sales rebates, price protection, and similar sales discounts within the definition of markdown allowances. The Company believes its proposed disclosure, noted in the paragraph below, accurately depicts its accounting treatment for markdown allowances.
The Company’s standard sales agreements with its wholesale customers do not provide for price protection or margin guarantees. The Company has at times, and at its discretion, provided its wholesale customers with sales discounts or markdown allowances to assist the sell-through of their slow moving inventories. The Company records provisions for sales discounts, markdown allowances, rebates and similar commitments based upon analysis of, and decisions made regarding, reseller inventories in the Company’s distribution channels.

The Company has reviewed accounting literature and guidance regarding revenue recognition and markdown allowances and believes it has appropriately recorded revenue for sales to its wholesale customers in accordance with SAB 104 and SOP 97-2 in that a) the Company’s reseller agreements and orders from its resellers provide persuasive evidence that a sales arrangement exists, b) the Company recognizes revenue only upon shipment to the customer and upon the risks of ownership having passed based upon the terms of sale, c) the Company’s price to the reseller is fixed or determinable, and d) collectibility is reasonable assured based upon the Company’s credit policies and pre-shipment credit evaluation.
The total amount of markdown allowances provided were approximately $3.4 million in 2005, or one half of one percent of the Company’s gross sales of $693 million. Net sales in 2005 totaled $648 million. In 2004 the total amount of markdown allowances provided were less than one third of one percent of the Company’s gross sales of $621 million. Net sales in 2004 totaled $585 million.
Consequently, it is the Company’s belief that a) it is providing appropriate accounting and disclosure for its markdown allowances, and b) that such markdown allowances are not material to Oakley’s consolidated financial statements.
Lastly, the Company would like to reiterate its understandings that the Company is fully responsible for the adequacy and accuracy of disclosures in all documents filed with the SEC. The Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking additional action with respect to such filings. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I appreciate your comments regarding improving Oakley’s disclosures. Please contact me at 949-829-6455 if any additional information would be useful in your review. We plan to file a Form 10-K/A for 2004 and a Form 10-K for 2005 this week. If you determine that the Company has adequately responded to your comments and questions we would appreciate receiving a closure letter via facsimile to 815-550-6442.

Sincerely,
/s/ Richard J. Shields
Richard J. Shields
Chief Financial Officer

Copies to:
     Deloitte & Touche LLP
     Skadden, Arps, Slate, Meagher & Flom LLP